Exhibit 99.1

CAMTEK RECEIVES ORDER FOR MULTIPLE FALCON
WAFER INSPECTION SYSTEMS FROM LEADING CHINESE SEMICONDUCTOR
MANUFACTURER

MIGDAL HA’EMEK, Israel, November 17th – Camtek Ltd. (NASDAQ: CAMT) reported today that it has received a multiple order from a leading Chinese semiconductor manufacturer for several Falcons – Camtek’s automatic optical inspection systems for semiconductor wafers. The order is valued at US$2 million, the majority of which is expected to be recognized before the end of the current year.

The order includes the newer model of the Falcon for bump metrology. The customer plans to use the Falcons for inspection and metrology at the end of the wafer production line.

“This is our first multiple Falcon order received from China,” said Roy Porat, President of Camtek Hong Kong. “We believe that our success with this particular customer may represent a significant potential for future business in China because of both the customer’s leadership position and advanced technology.”

Mr. Porat added: “Inspection at the wafer manufacturing line is required, not only to detect defects, but also to provide dimensional analysis and track process variations. Winning the intensive evaluation and being qualified as the inspection and metrology tool for this customer’s demanding products are yet another affirmation of the Falcon’s advantages in this competitive market.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com